UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of March, 2020

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras signs agreement to sell onshore fields

Rio de Janeiro, March 9, 2020 - Petróleo Brasileiro S.A. - Petrobras reports that today it signed an agreement with Eagle Exploração de Óleo e Gás Ltda. (Eagle) for the sale of 100% of its stakes in four onshore fields, located in the Tucano Basin, in the countryside of the state of Bahia, for US$ 3.01 million.

The sale price will be paid in two installments: (i) US$ 602,000 as of today; and (ii) US$ 2,408,000 on the closing date of the transaction, subject to adjustments due.

The closing of the transaction is subject to the fulfillment of precedent conditions, such as approvals by the Administrative Council for Economic Defense (CADE) and by the National Agency of Petroleum, Natural Gas and Biofuels (ANP).

This disclosure complies with Petrobras' divestment guidelines and with the provisions of the special procedure for transfer of rights of exploration, development and production of oil, natural gas and other fluid hydrocarbons, provided for in Decree 9,355/2018.

This transaction is in line with the portfolio optimization and the improvement of the company's capital allocation, aiming at maximizing value for our shareholders.

About the onshore fields

The onshore fields called Conceição, Quererá, Fazenda Matinha and Fazenda Santa Rosa are located about 110 km from the city of Salvador. In 2019, the average production of these fields was around 26 boe/day of gas, with no oil production. Upon completion of the sale, Eagle will hold 100% interest in these concessions.

About Eagle

Eagle is a Brazilian oil and gas company and is the upstream arm of the CKL Group, which holds a business portfolio nationwide in the areas of infrastructure, electromechanical works, road concessions, real estate, energy and sanitation.

www.petrobras.com.br/ri

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. República do Chile, 65 – 1803 – 20031-912 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company’s officers. The terms: “anticipates”, “believes”, “expects”, “predicts”, “intends”, “plans”, “projects”, “aims”, “should,” and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company’s operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 9, 2020.

PETRÓLEO BRASILEIRO S.A—PETROBRAS

By: /s/ Andrea Marques de Almeida

______________________________

Andrea Marques de Almeida

Chief Financial Officer and Investor Relations Officer